CONTINENTAL MINERALS CORPORATION
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTINENTAL MINERALS CORPORATION
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
1

1.1           Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the amended and restated audited consolidated financial statements of Continental Minerals Corporation ("Continental" or the "Company") for the year ended December 31, 2005, and the unaudited consolidated financial statements for the six months ended June 30, 2006.

This MD&A is prepared as of July 31, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.

1.2            Overview

Continental is focused on exploring and developing mineral projects in the People’s Republic of China (“China”).

In 2004, Continental signed an option agreement with Great China Mining, Inc. (“Great China Mining”, previously named China NetTV Holdings Inc.) to acquire up to a 60% interest in the Xietongmen Copper-Gold Property in Tibet, China. Continental currently (as of July 1, 2006) holds 60% of the parent company of the wholly foreign owned enterprise (“WFOE”) in China that holds 100% of the Xietongmen property.

In April 2006, the Company entered into agreements with holders of a majority of the common shares of Great China Mining, who have agreed to support a merger of Great China Mining with the Company, on the basis disclosed in a joint news release issued April 13, 2006. The definitive agreement was signed in June. Completion of the merger is subject to a number of conditions including shareholders and regulatory approvals and is likely to complete in the third quarter of 2006.

In fiscal 2005, Continental completed surface exploration and drilling on the property, outlining a new porphyry copper-gold deposit and indicating the presence of a second copper-gold zone.

A preliminary estimate of the mineral resources at a 0.5% copper equivalent cut-off1 is:

______________________________
1 Prepared by Continental staff and audited by Andrew Nichols, P.Eng., and Gregory Mosher, P.Geo., of Wardrop Engineering, independent Qualified Persons, and announced in February 2006.
Values were cut to 5 g/t for gold and 2.0% for copper. A 0.50% CuEQ cut-off is considered to be appropriate at this time, but is subject to completion of a feasibility study.

CONTINENTAL MINERALS CORPORATION
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
2

  Measured resources of 106 million tonnes grading 0.49% copper and 0.73 g/t gold (0.91% copper- equivalent), containing 1.15 billion pounds of copper and 2.49 million ounces of gold; plus

  Inferred resources of 29 million tonnes grading 0.43% copper and 0.59 g/t gold (0.78% copper- equivalent), containing 273 million pounds of copper and 550,000 ounces of gold.

The Company has initiated a comprehensive program for the project in 2006. The program includes delineation drilling and extensive engineering, environmental and socio-economic baseline studies designed to collect the necessary information for a feasibility study, and Environmental and SocioEconomic Impact Assessments for main the Xietongmen deposit, targeted for completion in 2007. It also includes exploration drilling of several other target areas on the property.

To the end of July, over 24,000 meters and 100 holes have been drilled to delineate the Xietongmen deposit and collect data and samples for engineering studies.

Property Agreements

In February 2004, Continental announced that it had reached an interim agreement (the “Property Option Agreement”) with China NetTV Holdings Inc. (subsequently renamed Great China Mining, Inc.), pursuant to which the Company had acquired the right, subject to TSX Venture Exchange approval, to earn up to a 60% interest in Great China Mining’s Xietongmen copper-gold property. The Company received TSX Venture Exchange acceptance of the basic transaction terms for the Xietongmen Property in May 2004.

In November 2004, the Company signed a formal agreement (the “Preliminary Option Agreement”). Under the Preliminary Option Agreement, the Company obtained options to acquire up to 60% of the shares of Highland, the British Virgin Islands parent company of Tian Yuan.

In December 2004, the formal agreement (the “Option Agreement”) was finalized and received Canadian and Chinese provincial and central regulatory approvals.

As of December 2005, Continental had spent a cumulative total of US$6.3 million. The Company has now acquired an initial 50% interest in Highland ("Option One") by:

(a)	making initial option payments, totaling US$2 million, and comprising:

	(i)	US$1.2 million upon receipt of regulatory approvals ($1,435,292 which was paid in December 2004) and the

	(ii)	US$0.8 million balance within one year ($944,880 which was paid in December 2005); and

(b)

funding Highland to conduct a US$5 million exploration program on the Xietongmen Project. Of this, exploration expenditures of US$3 million were to be funded by November 10, 2005, with a further US$2 million of exploration expenditures to be funded prior to November 10, 2006.

Copper and gold equivalent calculations use metal prices of US$1.00/lb for copper and US$400/oz for gold. Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend on the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 12.86/22.046)

CONTINENTAL MINERALS CORPORATION
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
3

The Company could increase its interest in Highland to 60% ("Option Two") by funding a further US$3 million in exploration expenditures on the Xietongmen Property within the ensuing year, which was achieved in April 2006. Such expenditures are currently under review by Great China Mining.

Upon payment of the US$1.2 million in December 2004, the Company received 500,000 common shares of Highland, representing 50% of the share capital of Highland. These common shares were pledged to the founding shareholders of Highland so that they could be transferred to the founding shareholders of Highland for US$1 in the event the Company did not complete its obligations under Option One. In December 2005, the Company completed its obligations under Option One and acquired 50% of the common shares of Highland. The pledged shares were released to the Company.

Under the Option Agreement, the Company is the operator and is to manage Highland and Tian Yuan during the option period. Upon completion of Option One, or if the Company has chosen to exercise the second option, the completion of Option Two, further equity and/or loan funding of Highland are to be proportional to the interests held in the project, with a proportionate reduction in the shareholdings of any shareholder which fails to match the funding of the others.

In December 2004, a Highland Shareholders Agreement was executed as required under the Formal Agreement. Under the Highland Shareholders Agreement, if the other parties’ shareholdings in Highland fall below 15%, those parties may elect to convert their holdings to an entitlement of 12.5% of the after pay-back net profit of Highland.

In April 2006, the Company entered into agreements with holders of approximately 67% of the common shares of Great China Mining, who have agreed to support a merger of Great China Mining with the Company. Completion of the merger is subject to a number of conditions including the execution of definitive merger documentation, and shareholders and regulatory approvals (see Item 1.11 "Proposed Transactions").

Property Activities

The 1,290-hectare Xietongmen Property is located approximately 240 kilometres west of Lhasa, the major city in the Tibet Autonomous Region (TAR). The property hosts porphyry copper and gold mineralization within a four kilometer long alteration zone.

Continental is committed to applying the same standard of work on its projects world-wide. For Xietongmen, this means collecting the data and completing the analyses necessary to complete reports to the provincial and federal governments for a feasibility study in China as well as to meet the requirements of an international feasibility study that would be required for financing.

The Company’s first target is to complete the Chinese feasibility requirements. The budget proposed for this program is $24.3 million. About $18.5 million would be used in 2006, as tabulated below.

Activity	$CDN
Delineation and engineering drilling	10,996,000
Exploration drilling (other targets)	1,833,000
Engineering	1,943,000

CONTINENTAL MINERALS CORPORATION
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
4

Environmental	1,165,000
Socioeconomic	628,000
Site Support	2,000,000
TOTAL	18,565,000

The objectives of the 2006 program are to assess the resource potential of the project and collect the necessary data for a feasibility study and environmental and social impact assessments. The program includes extensive drilling, environmental and socioeconomic baseline studies and community engagement activities.

Xietongmen Deposit

Drilling

Up to ten rigs have been deployed to complete 22,000 meters of definition drilling at the Xietongmen deposit, and an additional 8,000 meters of metallurgical, hydrological and geotechnical drilling was planned to characterize the deposit and pit slopes, and potential rock and tailings storage sites.

Excellent intervals of copper and gold have been intersected in the definition drilling program, extending the deposit in all directions.

In the northeast, holes 6066 and 6067, and holes 6082 and 6074, located on adjacent sections 50 meters apart in the northeast, have extended the deposit for 100 meters to the north and 100 meters to the east. The deposit remains open. A sample intersection is hole 6082 that intersected an interval of 206.3 metres averaging 0.66% copper equivalent (CuEQ).

In the north, holes 6096 and 6073, and holes 6085 and 6092 located on the section 50 meters further to the north, have extended the deposit 150 meters to the north. A sample intersection is hole 6096, which intersected 160.3 meters grading 0.62% CuEQ. The deposit remains open to the north.

In the east, drill holes 6065, 6068, 6072, 6080, 6087, 6118 and 6131 have extended the width of the deposit by 200-300 meters:

  Hole 6087 intersected 180.5 meters grading 0.85% CuEQ, including a higher grade section of
  91.7 meters grading 1.09% CuEQ.

  Drill hole 6118, located 150 meters southeast, intersected 189.7 metres grading 1.04% CuEQ, including a higher-grade section of 69 metres averaging 1.24% CuEQ.

  50 meters south, hole 6131 intersected a wide interval with excellent grade: 104 metres averaging 0.60% CuEQ. The hole was terminated in the granodiorite.

In the west, five holes (6111, 6116, 6117, 6120, and 6122) all intersected weaker mineralization, but indicate wide alteration and mineralization persists over thicknesses of 300 metres in this area. The best intersection was in hole 6116, located in the center of the western side of the deposit: 31.7 metres averaging 0.67% CuEq.

In the south, 2006 drilling has extended the deposit 200-250 meters to the south along a corridor about 600 meters wide.

CONTINENTAL MINERALS CORPORATION
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
5

  100 meters south: Holes 6069, 6125, 6128, 6130GT, and 6133 intersected high grade copper mineralization. The best intersections were in hole 6128, with an interval of 83.3 metres averaging 0.92% CuEQ, and 100 metres to the west in hole 6137, with an interval of 90.9 metres averaging 0.82% CuEQ, including an intersection of 22.3 metres averaging 1.27% CuEq of near-surface copper enriched (supergene) mineralization.

  200-250 meters south: holes 6110, 6100 and 6125 intersected high grade copper mineralization. Hole 6110 intersected 51.0 meters grading 0.92% CuEq, hole 6100 intersected 64 meters grading 0.93% CuEq and 6125 intersected 16.3 meters grading 1.16% CuEQ.

  Holes 6115, 6124 and 6114, about 200 meters west of hole 6110 define the southwestern limit of the deposit. Holes 6112, 6113, 6119 and 6121define the southeastern limit of the deposit.

Detailed results for the 72 holes that have been released to early July are tabulated below:

Drill Hole		Section	From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Cu1%	Au1 g/t	CuEQ[2] %
6064		3248900N	51.00	176.00	125.00	410.1	0.327	0.43	0.55
6065		3249000N	0.00	28.40	28.40	93.2	0.024	0.09	0.07
6065		3249000N	86.00	157.00	71.00	232.9	0.154	0.38	0.35
6065		3249000N	157.00	303.00	146.00	479.0	0.443	0.99	0.96
6066		3249300N	174.00	359.00	185.00	607.0	0.412	0.47	0.66
6067		3249300N	156.00	385.00	229.00	751.3	0.348	0.35	0.53
6068		3249000N	53.30	61.90	8.60	28.2	1.489	0.14	1.56
6068		3249000N	137.00	289.00	152.00	498.7	0.423	0.77	0.83
6069		3248850N	19.00	107.00	88.00	288.7	0.630	0.38	0.83
6070		3249300N	115.00	383.00	268.00	879.3	0.453	0.54	0.74
6071		3248850N	22.50	119.90	97.40	319.6	0.429	0.46	0.67
6072		3249000N	134.00	195.00	61.00	200.1	0.266	0.72	0.64
6072		3249000N	195.00	208.40	13.40	44.0	0.091	0.22	0.21
6073		3249350N	125.00	375.10	250.10	820.5	0.410	0.50	0.67
6074		3249350N	224.00	247.10	23.10	75.8	0.258	0.73	0.64
6075		3248900N	40.30	184.90	144.60	474.4	0.309	0.55	0.60
6076		3248900N	94.00	194.80	100.80	330.7	0.233	0.44	0.47
6078		3249450N	292.00	368.00	76.00	249.3	0.121	0.18	0.22
6079		3249200N	112.20	332.20	220.00	721.8	0.516	0.75	0.91
6079	Incl.	3249200N	180.00	332.20	152.20	499.3	0.637	0.96	1.14
6080		3249000N	162.00	206.00	44.00	144.4	0.183	0.36	0.37
6082		3249350N	167.00	373.30	206.30	676.8	0.418	0.47	0.66
6083		3248900N	146.00	197.50	51.50	169.0	0.266	0.36	0.46
6084		3248900N	18.30	138.50	120.20	394.4	0.419	0.28	0.57
6084	Incl.	3248900N	18.30	73.00	54.70	179.5	0.717	0.36	0.90
6085		3249400N	226.40	318.00	91.60	300.5	0.296	0.45	0.53
6087		3249200N	145.20	325.70	180.50	592.2	0.517	0.64	0.85
6087	Incl.	3249200N	206.90	298.60	91.70	300.9	0.660	0.82	1.09
6089		3248850N	25.80	89.00	126.40	414.7	0.524	0.21	0.64
6090		3248900N	110.00	180.50	70.50	231.3	0.184	0.30	0.34
6091		3249250N	47.55	190.60	143.05	469.3	0.169	0.24	0.29

CONTINENTAL MINERALS CORPORATION
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
6

Drill Hole		Section	From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Cu1%	Au1 g/t	CuEQ2%
6092		3249400N	194.79	379.98	185.19	607.6	0.273	0.41	0.49
6093		3248950N	14.10	144.90	130.80	429.1	0.543	0.43	0.77
6093	Incl.	3248950N	67.50	103.40	35.90	117.8	0.878	0.50	1.14
6094		3249100N	38.80	57.30	18.50	60.7	0.456	0.04	0.48
6094		3249100N	184.20	349.40	165.20	542.0	0.376	1.14	0.98
6094	Incl.	3249100N	247.60	278.30	30.70	100.7	0.478	1.82	1.43
6094	Incl.	3249100N	311.10	349.40	38.30	125.7	0.489	1.77	1.42
6095		3248950N	40.10	105.90	65.80	215.9	0.357	0.16	0.44
6095	Incl.	3248950N	40.10	79.10	39.00	128.0	0.455	0.17	0.55
6096		3249350N	195.10	355.40	160.30	525.9	0.369	0.48	0.62
6097		3248900N	25.10	108.30	83.20	273.0	0.380	0.16	0.47
6097	Incl.	3248900N	25.10	54.50	29.40	96.5	0.645	0.26	0.78
6098		3249100N	209.00	368.50	159.50	523.3	0.370	0.88	0.83
6098	Incl.	3249100N	228.00	276.00	48.00	157.5	0.578	1.61	1.43
6099		3249150N	39.70	98.00	58.30	191.3	0.190	0.45	0.43
6100		3248800N	35.10	99.30	64.20	210.6	0.651	0.54	0.93
6100	Incl.	3248800N	42.10	68.90	26.80	87.9	0.765	0.67	1.12
6101		3248850N	35.60	77.30	41.70	136.8	0.406	0.09	0.45
6102		3248900N	92.00	111.00	19.00	62.3	0.216	0.12	0.28
6103		3248800N	55.70	57.70	2.00	6.6	1.799	5.76	4.82
6104		3249250N	74.00	112.00	38.00	124.7	0.158	0.23	0.28
6106		3248800N	22.60	71.00	48.40	158.8	0.681	0.47	0.93
6106	Incl.	3248800N	22.60	48.70	26.10	85.6	0.846	0.53	1.12
6108		3249050N	52.30	111.40	59.10	193.9	0.311	0.25	0.44
6109		3248800N	35.00	45.10	10.10	33.1	1.564	0.25	1.70
6110		3248800N	31.40	83.30	51.90	170.3	0.786	0.25	0.92
6110	Incl.	3248800N	31.40	64.30	32.90	107.9	1.112	0.36	1.30
6111		3249350N	0.00	140.00	140.00	459.3	0.021	0.08	0.06
6111		3249350N	140.00	217.00	77.00	252.6	0.125	0.16	0.21
6111		3249350N	217.00	233.30	16.30	53.5	0.075	0.11	0.13
6111		3249350N	233.30	274.90	41.60	136.5	0.158	0.24	0.29
6116		3249050N	66.10	97.80	31.70	104.0	0.582	0.17	0.67
6118		3249100N	0.00	117.00	117.00	383.9	0.077	0.15	0.16
6118		3249100N	117.00	306.65	189.65	622.2	0.598	0.84	1.04
6118	Incl.	3249100N	196.00	265.00	69.00	226.4	0.682	1.07	1.24
6122		3249300N	6.40	48.10	41.70	136.8	0.079	0.92	0.56
6122		3249300N	100.00	166.00	66.00	216.5	0.173	0.18	0.27
6125		3248750N	18.30	34.60	16.30	53.5	0.923	0.45	1.16
6126		3249100N	166.00	328.00	162.00	531.5	0.285	0.40	0.50
6127		3248800N	0.00	63.30	63.30	207.7	0.116	0.03	0.13
6128		3248850N	16.70	100.00	83.30	273.3	0.597	0.61	0.92
6130GT		3248900N	13.00	137.40	124.40	408.1	0.632	0.40	0.84
6130GT	Incl.	3248900N	20.00	56.00	36.00	118.1	0.913	0.41	1.13
6131		3249050N	111.00	215.00	104.00	341.2	0.303	0.57	0.60
6131	Incl.	3249050N	155.00	215.00	60.00	196.9	0.364	0.68	0.72

CONTINENTAL MINERALS CORPORATION
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
7

Drill Hole		Section	From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Cu1%	Au1 g/t	CuEQ[2] %
6133		3248850N	18.10	114.50	96.40	316.3	0.337	0.18	0.43
6133	Incl.	3248850N	18.10	29.90	11.80	38.7	0.542	0.06	0.58
6137		3248850N	27.70	118.60	90.90	298.2	0.556	0.53	0.83
6137	Incl.	3248850N	27.70	50.00	22.30	73.2	1.171	0.27	1.32

NOTES TO THE TABLE
1 Copper capped at 5%, gold capped at 10 g/t for all calculations.
2 Copper and gold equivalent calculations use metal prices of US$1.10/lb for copper and US$400/oz for gold.
Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon the completion of definitive metallurgical testing.
Holes 6077, 6081 and 6158 were abandoned.
There were no significant results in holes: 6086, 6088, 6105, 6107, 6112-6115, 6117, 6119-6121, 6124.
Holes 6123, 6132, 6134 and 6138 were drilled for metallurgical samples.

Feasibility Studies

Continental has commissioned international consulting groups and Chinese design institutes to collect the necessary data for components of the feasibility study prescribed under legislation for China and the Tibet Autonomous Region as well as data collection and studies for an international feasibility study, which would be required for financing. The work is progressing concurrently.

Metallurgy

Initial metallurgical tests were initiated in late 2005. Wardrop engineering completed preliminary testwork on five different samples of mineralization from the Xietongmen deposit to assess the potential processing methods and results. Results of metallurgical scoping tests were encouraging. Both the hypogene and supergene mineralization can be floated at relatively coarse primary grinds (80% passing 150 microns). On average, rougher flotation at that size recovered 93.4% copper and 82.7% gold from the hypogene composite and 90.6% copper and 75.4% gold from the supergene sample. Further optimization is required on the supergene sample. It is anticipated that the grades of the flotation concentrates are likely to reach 25% copper, or better. Initial Bond ball mill tests for samples from the supergene and hypogene gave work indices of 12.1 and 14.6 kilowatt-hour/tonne, respectively. Additional work is required to fully assess gold recovery.

A systematic program of metallurgical sampling to evaluate the deposit in greater detail was initiated in February 2006. A total of 74 composite samples have been collected. Melis Engineering is carrying out the detailed metallurgical testwork at SGS Lakefield Laboratory in Ontario, Canada, in conjunction with consultants from Aver Kvaerner and NERIN, the Chinese Design Institute, which are responsible for the design of the Process Plant.

Geotechnical, Environmental and Socio-economic

Golder Associates of Australia are supervising the detailed designs for tailing and waste rock disposal, the geotechnical investigation for the open pit, the hydrogeology, and the environmental and socio-economic studies by sub-consultant Sinosphere. Sinosphere consultants, based in Beijing, are carrying out environmental and socioeconomic baseline data collection. A metereological station was installed on the Project site in May of this in collaboration with the Tibet Meterological Bureau.

CONTINENTAL MINERALS CORPORATION
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
8

Exploration

Langtongmen Zone

The Langtongmen copper-gold zone encompasses an area of scattered outcrop approximately one kilometer in diameter. Reconnaissance-type rock chip samples of intensely weathered, quartz stockwork veined, sericite altered, volcanic rocks and a quartz porphyry intrusion, similar to the mineralized intrusion at the nearby Xietongmen deposit, carry anomalous concentrations of copper and gold in the range of 500-8100 parts per million Cu and 100-900 parts per billion Au. Only one exploration hole - 5057 - was drilled near the anomalous area and returned a 135.5 meter interval from 194 to 325.5 meters grading 0.28% copper and 0.31 g/t gold.

A property wide magnetic survey carried out in early 2006 has further outlined the geological context of the Xietongmen property, helping define the next phase of drilling in the area. Exploration drilling will begin in early August at the Langtongmen zone.

Community Engagement

The community engagement program has expanded along with the other project activities in 2006. In conjunction with the targeted technical programs, an expanded community engagement program is underway. A community relations manager and village liaison team have been engaged to advance this important task. An important component of the program is to describe and discuss the project, to get input on it, and to explore opportunities for direct, tangible benefits for local residents and communities. At the exploration stage, this dialogue has included discussions of where drill roads can be placed to limit inference with community grazing activities, allotting jobs associated with the technical programs to those communities are most directly affected by the current activities.

Longer term plans are also being developed, in conjunction with local and national agencies, to assess and develop the skills of the local people. This would include broadening their understanding of the mine development process, assessing their interest in employment opportunities at the potential operation or in other local services, and initiating the necessary educational programs.

Market Trends

Copper prices have been increasing since late 2003. Copper prices averaged US$1.30/lb in 2004 and US$1.59/lb in 2005. Copper prices have continued to increase in 2006, averaging US$2.81/lb to the end of July.

Gold prices have been increasing over the past two years, and this uptrend has accelerated since September 2005. Overall, the gold price increased from US$410/oz in 2004 to US$445/oz in 2005. The gold price has also increased in 2006, averaging US$596/oz to the end of July.

CONTINENTAL MINERALS CORPORATION
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
9

1.3            Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at December 31
	2005	2004	2003
Balance Sheet	(restated)
Current assets	$4,418,820	$7,504,356	$2,980,415
Other assets	2,035,767	1	1
Total assets	6,454,587	7,504,357	2,980,416

Current liabilities	500,346	354,239	169,290
Non-controlling interest	944,880	–	–
Shareholders’ equity	5,009,361	7,150,118	2,811,126
Total shareholders’ equity & liabilities	6,454,587	7,504,357	2,980,416

Working capital	$3,918,474	$7,150,117	$2,811,125

	Year ended December 31

Operations	2005	2004	2003
Conference and travel	$277,471	$50,917	$29,267
Exploration (excluding stock-based compensation)	6,113,320	2,139,062	–
Foreign exchange	153,176	148,910	–
Insurance	99,614	78,654	33,027
Interest income	(142,887)	(119,588)	(5,754)
Legal, accounting and audit	294,393	433,670	25,478
Office and administration (excl stock-based compensation )	730,431	358,634	102,634
Shareholder communications	197,350	46,339	14,701
Trust and filing	42,598	26,724	46,018
	7,765,466	3,163,322	245,371
Stock-based compensation	815,321	2,435,995	352,854
Loss for the period	$8,580,787	$5,599,317	$598,225

Basic and diluted loss per share	$(0.22)	$(0.17)	$(0.03)

Weighted average number of common shares outstanding	39,516,486	32,592,964	20,906,714

CONTINENTAL MINERALS CORPORATION
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
10

1.4            Summary of Quarterly Results

The following summary is presented in thousands of Canadian dollars except per shares amount.

	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2006	2006	2005	2005	2005	2005	2004	2004
		(restated)	(restated)

Current assets	$1,746	$1,581	$4,419	$5,598	$6,234	$6,691	$7,504	$9,032
Other assets	2,401	2,232	2,036	110	13	–	–	–
Total assets	4,147	3,813	6,455	5,708	6,247	6,691	7,504	9,032

Current liabilities	2,557	697	500	959	1,240	224	354	58
Non-controlling interest	–	–	945	–	–	–	–	–
Shareholders’ equity	1,589	3,116	5,009	4,749	5,007	6,467	7,150	8,974
Total shareholders’ equity
and liabilities	4,147	3,813	6,455	5,708	6,247	6,691	7,504	9,032

Working capital	(811)	884	3,918	4,639	4,994	6,467	7,150	8,974

Expenses:
Exploration	5,246	2,197	2,246	1,835	1,525	507	1,679	177
Conference and travel	197	149	210	32	31	4	51	–
Legal, accounting and audit	228	155	100	48	89	58	162	141
Office and administration	476	409	308	194	197	131	138	142
Project investigation	–	–	(21)	–	21	–	–	–
Shareholder
communications	107	99	76	45	49	28	21	3
Trust and filing	17	14	5	7	21	9	2	2
Interest income	(7)	(17)	(31)	(33)	(40)	(39)	(50)	(38)
Foreign exchange loss (gain)	33	(6)	179	(10)	(14)	(3)	61	54
Subtotal	6,297	3,000	3,072	2,118	1,879	695	2,064	481
Stock-based compensation	534	262	288	148	149	230	596	433
Loss for the period before
Non-controlling interest	$6,831	$3,261	$3,360	$2,266	$2,028	$925	$2,660	$914

Non-controlling interest	–	945	–	–	–	–	–	–

Loss for the period after Non-
controlling interest	$6,831	$2,316	$3,360	$2,266	$2,028	$925	$2,660	$914

Basic and diluted loss per share	$(0.13)	$(0.05)	$(0.08)	$(0.06)	$(0.05)	$(0.03)	$(0.07)	$(0.03)

Weighted average number of
common shares outstanding
(thousands)	51,251	47,360	42,733	39,760	37,796	32,602	37,467	36,172

The consolidated balance sheets as at December 31, 2005 and March 31, 2006 have been amended and restated to increase the value assigned to mineral property interests recorded as a result of the acquisition of 50% of Highland Mining Corporation in fiscal 2005 by $904,519, which amendment reflects the non-controlling interest at their fair value, instead of at the book value of the assets acquired as previously recorded, at the date the Company became the primary beneficiary, in order to comply with the provisions of AcG-15 on variable interest entities. The consolidated statements of operations and cash flows for the three months ended March 31, 2006 have been amended to increase the amount allocated to the non-controlling interest and decrease the net loss by $904,519, which reflects the non-controlling interest’s share of the joint venture losses after giving effect to the amended value assigned to the non-controlling interest at the date of combination.

CONTINENTAL MINERALS CORPORATION
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
11

1.5            Results of Operations

The net loss for the six months ended June 30, 2006 increased to $9,147,628 compared to a net loss of $2,953,119 in the same period of 2005. The increase was primarily due to greater exploration activities on the Xietongmen property. The loss was comprised of exploration expenditure of $7,637,694 compared to $2,212,341 in the same period of 2005 and administrative expenses of $2,454,814 compared to $740,768 in the same period of 2005.

The exploration expenditures of $7,637,694 included costs for exploration of $7,442,880 (2005 – $2,033,017) and stock-based compensation of $194,814 (2005 – $179,324). The main exploration expenditures during the period were $2,570,649 for drilling (2005 – $1,007,770), $1,043,687 for engineering (2005 – $6,920), $954,859 for geological (2005 – $410,859), $900,382 for assays and analysis (2005 – $101,975), $759,782 for site activities (2005 – $175,490), $342,100 for transportation (2005 – $131,530), $314,353 for socioeconomic (2005 – $93,272), and $248,430 for equipment rental and leases (2005 – $54,129).

The main administrative costs during the six month period were for salaries, office and administration, and legal, accounting and audit fees. Salaries, office, and administration costs increased to $884,616 (2005 – $328,275). Legal, accounting and audit expenses increased to $383,270 (2005 – $146,281). Conference and travel expenses increased to $346,488 (2005 – $35,428). Trust and filing fees increased to $31,698 (2005 – $30,012). Included in the total administrative costs was stock-based compensation expense of $600,422, compared to $199,186 in the same period of 2005. The increase in administrative costs was mainly due to the increased activities associated with the Xietongmen Project.

Interest income decreased to $24,731 in the first six months of 2006, compared to $78,970 in the same period of 2005 mainly due lower cash balance held by the Company.

Stock-based compensation of $795,236 was charged to operations for the first six months of 2006, compared to $378,510 in the same period of 2005. The increase in stock-based compensation expense was due to stock option grants to employees and non-employees and an increased share price of the Company.

The net loss for the six months ended June 30, 2006 also included $944,880 allocated to the non-controlling interest, which reflects the non-controlling interest’s share of the joint venture losses after giving effect to the amended value assigned to the non-controlling interest at the date of combination.

CONTINENTAL MINERALS CORPORATION
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
12

1.6            Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company had negative working capital of approximately $0.8 million as at June 30, 2006, compared to $5.0 million of positive working capital as at June 30, 2005. The Company is planning to issue additional common shares through private placement or other financing activities to raise additional funds to continue its exploration program at the Xietongmen project. However, additional fund raising may not be successful or may not raise enough funds to complete the exploration program.

The Company received approximately $4,932,160 in net proceeds from the exercise of options and warrants during the six months ending June 30, 2006.

The changes in non-cash working capital items reflect an increase in accounts receivable and accounts payable and accrued liabilities due to the increased activity level of the Company.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations related to the exercise of the first option under the Option Agreement.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7            Capital Resources

In July 2004, the Company completed a private placement of 7,000,000 units at a price of $1.00 per unit for gross proceeds of $7 million. Each unit was comprised of one common share and one share purchase warrant exercisable into one common share at $1.05 until July 12, 2006. During the six months ended June 30, 2006, 4,954,000 of the warrants were exercised. Following June 30th, 2006, the remaining 686,000 warrants were also exercised.

The Company had no commitments for capital expenditures as of June 30, 2006.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

1.8            Off-Balance Sheet Arrangements

In October 2001, the Company completed an arrangement agreement with Taseko Mines Limited ("Taseko") and its subsidiary Gibraltar Mines Ltd. ("Gibraltar"), which are British Columbia companies with certain management and directors in common with the Company. Under the terms of the arrangement agreement, among other things, the Company (a) transferred its interest in the Harmony

CONTINENTAL MINERALS CORPORATION
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
13

Gold Property to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting redeemable preferred shares in the capital of Gibraltar into common shares of Taseko, and (b) reorganized its share capital so that each common shareholder of the Company received in exchange for each ten common shares, one new common share of the Company plus ten non-voting, redeemable preferred shares of the Company. This is more fully described in the notes to the accompanying financial statements.

Gibraltar is obligated to redeem the series A preferred shares under certain conditions, notably the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar’s interest in the Harmony Gold Property), or upon the commencement of commercial production at the Harmony Gold Property (an “HP Realization Event”). Upon the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares (“Taseko Shares”) equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. At June 30, 2006, the conversion rate was $4.64 per Taseko Share.

1.9            Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of the Company. Continental reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company increased to $1,811,139 in the first six months of 2006, compared to $481,961 in same period of 2005.

1.10            Fourth Quarter

Not applicable.

1.11            Proposed Transactions

In April 2006, the Company announced that it had entered into agreements with shareholders holding approximately 67% of GCMI’s common shares who have agreed to support a merger among GCMI and the Company, whereby GCMI shares will be exchanged for Continental common shares on a ratio of 8.7843 GCMI shares for each Continental common share. Completion of the merger is subject to a number of conditions, including execution of definitive merger documentation, as well as shareholder and regulatory approvals. Pursuant to this merger, the Company executed a formal merger agreement with Great China Mining in June 2006. The Company will also issue 250,446 options at exercise prices ranging from $1.02 to $1.23 with expiry dates ranging from August 2, 2006 to December 2, 2008, to replace certain GCMI options currently outstanding. If for any reason the corporate merger cannot complete, the majority shareholders of GCMI have agreed to exchange their shares at the above ratio in a series of private transactions, subject to regulatory approval.

The Company will also acquire three minerals property interests totalling approximately 100 square kilometers, lying within an area of interest near the Xietongmen Property, through the issuance of an additional 1,500,000 units, with each unit consisting of one Continental common share and one common share warrant exercisable at $1.59 per common share for two years, from the date of the completion of the

CONTINENTAL MINERALS CORPORATION
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
14

merger. The Company is also required to pay US$3,250,000 cash, with US$1,250,000 payable on completion of the merger and the remaining balance in four equal annual installments of US$500,000 to certain property holders.

Pursuant to the terms of the merger agreement, Continental will increase its board of directors to 11 and appoint to it three GCMI nominees. Two of these nominees are Messrs. Wang Zhi and Yang (Jack) Jie, both of whom currently serve as directors of GCMI. Continental will also issue 700,000 options exercisable at $1.61 per common share expiring February 28, 2011. The Company has also agreed to retain Mr. Wang under an incentive arrangement and has agreed to pay a bonus of 2,500,000 units of Continental (one share plus one one-year share purchase warrant exercisable at $1.59 per common share) in the event that all necessary mining permits are received in a timely manner, but in any event, no later than March 31, 2010.

1.12            Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13            Changes in Accounting Policies including Initial Adoption

None.

1.14            Financial Instruments and Other Instruments

None.

1.15            Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1         Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in the Consolidated Schedule of Mineral Property Interests.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

CONTINENTAL MINERALS CORPORATION
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
15

(d) general and administration expenses; and

The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.2         Disclosure of Outstanding Share Data

The following details the share capital structure as at July 31, 2006, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

	Expiry date	Exercise price	Number	Number
Common shares				53,110,851

Share purchase options	November 30, 2006	$ 1.10	316,600
	November 30, 2006	$ 1.33	204,667
	November 30, 2007	$ 1.20	253,334
	September 28, 2007	$ 1.70	900,000
	December 14, 2007	$ 1.50	15,000
	February 29, 2008	$ 1.61	40,000
	February 27, 2009	$ 1.61	50,000
	April 30, 2009	$ 2.01	855,000
	November 30, 2009	$ 1.61	250,000
	February 28, 2011	$ 1.61	2,000,000	4,884,601

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916